Buenos Aires, March 10th, 2021

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS

Ref.: Relevant Event. Convening of a Shareholders’ Meeting for April 29th, 2021.

Dear Sirs:

I am writing to you in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”) to inform that on the date hereof the Board of Directors of the Company resolved to convene an Ordinary and Extraordinary General Shareholders’ Meeting for April 29th, 2021 at 11 am for its first call, and the Ordinary Meeting at 12 pm for its second call. Such meeting will be held (i) on-site at the Company offices located in Maipú 1, City of Buenos Aires; or (ii) virtually, by Microsoft Teams.

Sincerely,

Victoria Hitce

Head of Market Relations